 SUB-ITEM 77K: Changes in registrant’s certifying accountant.

McCurdy & Associates CPA’s (“McCurdy”), which was previously the certifying accountant for the Davis Park Series Trust resigned as such effective March 6, 2004.  At a meeting held on February 23, 2004, the audit committee of the Registrant’s board of trustees recommended the resignation of McCurdy as certifying accountant, and such resignation was approved by the Registrant’s board of trustees at the meeting held on March 6, 2004.  At such meetings, the audit committee recommended, and the board of trustees approved, the appointment of Tait, Weller & Baker as certifying accountant.

McCurdy had served as certifying accountant for each of the two fiscal years in the two-year period ended June 30, 2003.  The audit report of McCurdy on the financial statements of the Registrant for each of the two years in such period did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  In connection with the audits of the Registrant’s financial statements for each of the two years in such period, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to McCurdy’s satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement.

The Registrant represents that it had not consulted with Tait, Weller & Baker at any time prior to its engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements.